October 13, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Courtney Lindsay

Re:	Summit Therapeutics Inc.

Registration Statement on Form S-3

File No. 333-249316

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Summit Therapeutics Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-249316), so that it may become effective at 4:00 p.m., Eastern Time, on October 15, 2020, or as soon as practicable thereafter.

Very truly yours,

SUMMIT THERAPEUTICS INC.

By:	/s/ Michael Donaldson
	Name:	Michael Donaldson
	Title:	Chief Financial Officer